

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2015

Via Email
C. Scott Brannan
Senior Vice President, Finance,
 Chief Financial Officer,
 and Treasurer
Colfax Corporation
420 National Business Parkway, 5th Floor
Annapolis Junction, Maryland 20701

  Re: Colfax Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2014
    Filed February 17, 2015
    File No. 001-34045

Dear Mr. Brannan:

  We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Risk Factors, page 9

We have done and may continue to do business in countries subject to U.S. sanctions…, page 12

1. You disclose that foreign subsidiaries have conducted business in countries subject to U.S. sanctions, that Syria and certain other countries are identified by the U.S. State Department as state sponsors of terrorism, and that foreign subsidiaries previously made a small number of sales to Cuba from 2003 through 2007. However, it is not clear from your disclosure whether you or your subsidiaries currently conduct business with Syria, Sudan and Cuba, which are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with

Syria, Sudan and Cuba since your May 4, 2012 letter to us, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements.

We note, for instance, that a 2012 news article reports that Soldex, which you acquired in 2012, has a presence in Sudan; Allweiler-Farid Pup Co.'s website supply and installation list includes several companies in Syria; a third party business directory website listing for Allweiler Farid Pumps Co.'s Cairo office states that Allweiler exports pumps to Syria and Sudan; and a 2014 company profile reports that Siemens AG is a customer, and Siemens' 2013 Form 20-F discloses that it does business with Syria, Sudan and Cuba. You should describe any products or services you have provided to Syria, Sudan or Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria, Sudan and Cuba you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

3. Please tell us whether your contacts with Syria, Sudan, and/or Cuba involved products with military applications or dual uses, or products otherwise included on the Commerce Control List maintained by the Commerce Department.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 36

4. We see from Schedule II on page 101 that cost and expenses charged to inventory were approximately $8.7 million, $21.6 million and $3.3 million in 2014, 2013 and 2012, respectively. Please explain to us the underlying reasons for the significant changes in estimates of the valuation of your inventory each period. Please also explain how you considered physical deterioration, obsolescence, changes in price levels, or other causes in determining the expenses recorded each period. In addition, tell us why you do not include the valuation of inventory as a critical accounting estimate. Refer to FASB ASC 330-10-35.

Revenue Recognition, page 39

5.   We note from Schedule II on page 101 that cost and expenses charged to allowance for doubtful accounts were approximately $3 million, $12.7 million and $13.9 million in 2014, 2013 and 2012, respectively. Please explain to us the factor(s) that resulted in the reduction of charges in 2014 compared to prior periods such as changes in the category of outstanding receivables, the composition of the aging or changes in your accounting policy or methodology with respect to the allowance. In future filings please clearly describe any significant factor(s) that influenced management's judgment with respect to the estimate of allowance for doubtful accounts and include a discussion of the impact within Results of Operations.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Warranty Costs, page 52

6.   We see from page 52 that liability estimates related to pre-existing warranties were reduced by approximately $10 million in 2014.   Please tell us the nature of the change in estimate that resulted in the decrease in pre-existing warranty liability. Explain the rationale behind your accounting for the reduction of pre-existing warranties, citing applicable U.S. GAAP to support your conclusion. Refer to FASB ASC 460.

Note 4. Acquisitions, page 55

7.   We note from page 57 that you completed four acquisitions during three months ended December 31, 2013. We see from footnote (1) on page 53 and Note 9 on page 64 that you retrospectively adjusted provisional amounts with respect to those acquisitions during the year ended December 31, 2014. Please explain to us when you became aware of the additional information that resulted in the adjustments. Further in this regard, please explain to us the factors you considered when you concluded that retrospective adjustments were appropriate. Refer to FASB ASC 805-10-25-18.

Note 6. Income Taxes, page 60

8.   We note that you recorded a significant decrease in the valuation allowance at December 31, 2014, resulting from a reassessment stemming from the impact of the Victor acquisition on expected future income. We see that the reduction in the valuation allowance contributed a $156 million decrease in the provision for income taxes for 2014. Please provide an analysis by specific jurisdiction/geography of the material positive and negative factors that you considered when arriving at your conclusion about the realizability of your deferred tax assets.   Refer to ASC 740-10-30-16 through 25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645, or Kristin Lochhead, Senior Accountant, at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief